UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Benihana Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
082047200
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: William D. Regner, Esq.
Telephone: (212) 909-6000
August 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,463,883

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,463,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		734,162

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		734,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	734,162

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		734,162

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		734,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	734,162

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		729,721

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		729,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	729,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,463,883

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,463,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,463,883

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,463,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Explanatory Note: This Amendment No. 9 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on April 15, 2010 (“Amendment No. 1”), Amendment No. 2 to the Initial 13D filed on May 26, 2010 (“Amendment No. 2”), Amendment No. 3 to the Initial 13D filed on July 1, 2010 (“Amendment No. 3”), Amendment No. 4 to the Initial 13D filed on July 15, 2010 (“Amendment No. 4”), Amendment No. 5 to the Initial 13D filed on July 23, 2010 (“Amendment No. 5”), Amendment No. 6 to the Initial 13D filed on August 2, 2010 (“Amendment No. 6”), Amendment No. 7 to the Initial 13D filed on August 4, 2010 (“Amendment No. 7”) and Amendment No. 8 to the Initial 13D filed on August 6, 2010 (“Amendment No. 8”), amends and supplements the items set forth herein. This Amendment relates to shares of Class A Common Stock, $0.10 par value per share (the “Class A Common Stock”) of Benihana Inc. (the “Issuer”). Since the filing of Amendment No. 3, the Filers have not acquired beneficial ownership over additional shares of the Issuer’s Common Stock, $0.10 par value per share (the “Common Stock”). The Filers do not beneficially own more than 5% of the Common Stock and do not have a separate reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

Item 1.	Security and Issuer
This statement relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.

Item 2.	Identity and Background
The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a)	As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”)
(b)	The address of the principal business and office of the Filers (other than Blackwell) is 767 Third Avenue, 35th Floor, New York, NY 10017. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 406 Blackwell Street, Suite 300, Durham, NC 27701.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP, and Gray and Shackelton are the managers of CC. Blackwell is a separate account advisory client of CCM, and Gray and Shackelton are the managers of CCM. Blackwell has no voting or dispositive power with respect to the shares of Stock reported herein.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented as follows:
On August 16, 2010, the Filers and the Issuer entered into an agreement (the “Agreement”) pursuant to which the Issuer agreed to nominate Adam L. Gray for election at the Issuer’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”) as a Class III, Class A Common Stock member of its board of directors (the “Board”), in replacement of the nominee for such directorship previously identified by the Issuer.
The Issuer further agreed that if Mr. Gray is elected to the Board, the Board shall appoint him to the Nominating and Governance Committee, the Compensation and Stock Option Committee, the Audit Committee, and any other committee of the Board that is formed or to which responsibility is delegated for the purpose of evaluating the Issuer’s strategic alternatives or any material financing, acquisition, sale, disposition or other material transaction provided that Mr. Gray meets Nasdaq independence eligibility criteria for such committees.
As part of the Agreement, the Issuer also agreed to reimburse the Filers for all of the group’s reasonable, documented, out-of-pocket expenses (including legal fees and expenses) incurred in connection with its Section 13D filings, its nomination letter, dated July 22, 2010, its demand to inspect certain of the Issuer’s books and records pursuant to Section 220 of the Delaware General Corporation Law and certain other matters (including the negotiation and execution of the Agreement) but in no event in excess of $250,000.

The Issuer also agreed that that the Nominating and Governance Committee shall nominate for election at the 2011 annual meeting of stockholders, as a Class I, Common Stock director to fill the directorship that is currently vacant, a person who is “independent” pursuant to Nasdaq listing standards and who otherwise has no relationships with any affiliate of the Issuer (or any affiliate thereof).
Under the Agreement, the Issuer also agreed to hold its 2010 Annual Meeting on September 14, 2010 or as soon as reasonably possible after that date.
The Issuer further agreed that if Mr. Gray is elected as a director and can no longer serve on the Board because of death or disability before the expiration of his term, the Filers shall be entitled to recommend to the Nominating and Corporate Governance Committee a replacement director who will qualify as “independent” pursuant to Nasdaq listing standards and the Nominating and Corporate Governance Committee shall not unreasonably withhold acceptance of any such replacement director. If the Nominating and Corporate Governance Committee does not accept a replacement director recommended by the Filers, the Filers shall have the right to recommend one or more additional replacement directors for consideration by the Nominating and Corporate Governance Committee.
The Filers agreed to (i) withdraw its nomination letter, dated July 22, 2010, (ii) cease any proxy solicitation activities with respect to the 2010 Annual Meeting, (iii) withdraw its demand to inspect certain of the Issuer’s books and records pursuant to Section 220 of the Delaware General Corporation Law and (iv) vote all shares of Common Stock beneficially owned by it in favor of the Issuer’s nominees for election as directors at the 2010 Annual Meeting.
The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit G hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is supplemented as follows:
Agreement, dated as of August 16, 2010, by and among Coliseum Capital Management, LLC, Coliseum Capital, LLC, Coliseum Capital Partners, L.P., Blackwell Partners, LLC, Adam Gray, Christopher Shackelton and Benihana Inc., set forth in Exhibit G.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

By: Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	/s/ Adam Gray

	Christopher Shackelton, Manager	Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton

	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray